Filed Pursuant To Rule 433

Registration No. 333-180974

May 16, 2013

WORLD GOLD COUNCIL Gold Demand Trends First quarter 2013 May 2013 Global first quarter gold demand of 963.0 tonnes was valued at US$50.5bn. Tonnage was 13% lower year-on-year as strong growth in consumer demand—for gold jewellery, bars and coin—was exceeded by substantial net outflows from gold ETFs. Read more. Gold demand by category in value Contents Executive summary 02 Global gold market— Contributors Louise Street louise.street@gold.org Johan Palmberg johan.palmberg@gold.org Juan Carlos Artigas juancarlos.artigas@gold.org Marcus Grubb Managing Director, Investment marcus.grubb@gold.org first quarter 2013 review 06 Jewellery 06 Investment 08 Technology 1 0 Central banks 11 Supply 12 Gold demand statistics 13 Appendix 21 Notes and definitions 25 Scan with your mobile device to access our research app for investors US$bn 80

Executive summary

Q1 saw a strong resurgence in demand for gold jewellery, bars and coin; however, overall demand was down 13%. Outflows from ETFs accounted for the bulk of this decline; excluding these outflows overall demand grew year-on-year. India and China propelled growth in both jewellery and bar and coin demand once again, with both markets growing by at least 20%. Central bank demand exceeded 100 tonnes (t) for the seventh consecutive quarter, slightly below the exceptional pace of purchases throughout 2012. Technology demand contracted on further losses in bonding wire and continued erosion of dental demand.

Table 1: Q1 2013 gold demand overview

	Tonnes				US$mn			
	Q1'12	Q1'13	5-year average	Year on Year % change	Q1'12	Q1'13	5-year average	Year on Year % change
Jewellery	490.8	551.0	500.5	12	26,677	28,907	20,126	8
Technology	105.8	102.0	109.8	-4	5,752	5,351	4,441	-7
Investment	395.8	200.8	370.5	-49	21,511	10,533	15,378	-51
Total bar and coin demand	342.5	377.7	281.3	10	18,619	19,814	11,997	6
ETFs and similar products	53.2	-176.9	89.2	-	2,892	-9,281	3,380	-
Central bank net purchases	115.2	109.2	40.1	-5	6,259	5,730	2,344	-8
Gold demand	1,107.5	963.0	1,020.8	-13	60,199	50,521	42,289	-16

Source: Thomson Reuters GFMS, World Gold Council

Activity in the global gold market during the first quarter was notable for the strength of demand at the consumer level (demand for gold bars and coins – so-called 'retail' investment products – as well as gold jewellery). The gold price in most currencies weakened during the course of Q1 and the broad pattern of demand for the quarter appears to have served as a precursor to the significant activity seen so far during Q2.

However, average quarterly prices were generally higher than in Q1 2012, which suggests the rise in demand was not purely price-driven and the diverse drivers of demand during the quarter are covered in more detail in the *first quarter review* (page 6).

Gold Demand Trends | First quarter 2013

Consumers power jewellery Gold jewellery demand experienced a widespread resurgence in the first quarter, reaching a record high value of US$28.9bn as consumers across the globe made their presence felt. Economic, demographic and political factors were as important as the gold price in motivating consumers; a testament to the diversity of the drivers of gold demand. India and China—contributing a combined 62% of Q1 global jewellery demand—led the charge once more as the right conditions aligned themselves in both markets. Traditional first quarter seasonal strength in China, related to Chinese New Year purchasing, exceeded all previous peaks, marking a new record quarterly high. Demand was more pronounced due to a renewed confidence in China’s economic prospects and the removal of uncertainty created by the transfer of Chinese leadership during the closing months of 2012. India’s jewellery market benefited from a supportive environment created by: a good spring harvest and the associated impact on incomes among the all-important rural population; a dip in the local price of gold during February, as the rupee recovered some of the ground it lost to the US$ in 2012; and preparations commencing for the second quarter wedding season. Consequently, the negative impact of a rise in gold import duties in late January was, for the most part, eliminated by these positive factors. Although India and China were again the stand-out performers, jewellery demand improved appreciably in many other markets, most notably the US. The pattern of demand for global jewellery excluding India and China, displays a modest increase, indicative of a possible upturn in sentiment as economic concerns abate in the US; Middle Eastern markets continue their path of ‘normalisation’ following the political instability of recent years; and Russia’s middle class continues to grow. Chart 1: Year-on-year % change in total consumer demand in tonnes by region Note: Consumer demand comprises of jewellery and total bar and coin demand. Middle East and Turkey comprises of Saudi Arabia, Egypt, UAE, Other Gulf and Turkey; East Asia comprises of Indonesia, South Korea, Thailand and Vietnam. Source: Thomson Reuters GFMS, World Gold Council

Gold jewellery demand in the US recorded its first year-on-year increase since Q3 2005, the rate of decline having slowed markedly in the second half of 2012 (**Chart 2**). In value terms, global demand reached US$986mn; looking back over the historical data series, first quarter demand last exceeded this value in Q1 2008, prior to the nadir of the global financial crisis.

While the top-end of the US jewellery market has been relatively impervious to the economic hardship of recent years, the mass retail and lower-end of the market has suffered considerably. Declining demand has been indicative of weak consumer sentiment against a background of relatively high unemployment, falling real wages and rising gold prices. The weakness has been further exacerbated by the reluctance of retailers to compromise on the quality of their product by offering lower carat items, although a shift to lighter weight pieces – decreasing the fine weight of gold in order to meet key price points – has been a noticeable trend. As economic sentiment improves, however, gold demand appears to be following suit.

Lower-end jewellery demand appears to have experienced something of a paradigm shift in recent quarters as retailers in this space report a core demand for gold among their customer base. The fact that gold-plated silver items has been growing as a category is further indicative of a strong underlying desire for gold jewellery, which is highly negatively correlated to price in this segment of the market. As US data shows tentative improvements in consumer confidence and continued recovery in the housing market, gold jewellery demand may respond in kind. Informal reports that demand for children's products was robust during the fourth quarter bodes well for the longer-term health of the jewellery market, helping as it may to establish an affinity for gold among future generations.

Chart 2: US jewellery demand: inflection point?


YoY % change
10
5
0
-5
-10
-15
-20
-25
-30
-35
Q1'08
Q3'08
Q1'09
Q3'09
Q1'10
Q3'10
Q1'11
Q3'11
Q1'12
Q3'12
Q1'13

- Gold jewellery demand in the US appears to be responding to improving economic sentiment...
- ...with consumers generating the first year-on-year rise in demand for in more than seven years.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | First quarter 2013

Gold investment embodies diversity

Retail investors in India, China and the US were also at the forefront of investment demand during the first quarter, as evidenced by the strong rise in demand for gold bars and coins in those markets. Indeed, this was a trend that played out in a number of other markets across the globe during a quarter in which the fundamentals of gold as an investment asset reasserted themselves.

We have, on previous occasions, discussed the dichotomous nature of the gold investment market – a theme that emerged more notably in the first quarter as the strong rise in demand for gold bars and coins contrasted sharply with sizable outflows from ETFs.

The investment universe comprises many different elements within the two broad, general camps of 'retail' and 'institutional' investment. The differing behaviour of investors during the quarter – a period in which gold prices retreated from their recent peak – was highly indicative of the sometimes conflicting drivers of demand in these two segments.

Investors at the retail level stepped up their demand for bars and coins throughout Q1 as the gold price corrected back from higher fourth quarter levels. The fundamental reasons for holding gold among this community are unchanged over time; they value gold for its role in preserving wealth and hedging against inflation over the long term. The Q1 price movement therefore presented this element of the market with a compelling opportunity to add to their investment holdings.

In contrast, some institutional investors have a very different rationale for holding gold, adopting a shorter-term, more speculative approach. Among this group, a proportion of more opportunistic and 'event-driven' investors reacted to the Q1 price drop by selling their ETF holdings. This reaction may have been driven by several factors; profit-taking on long-held positions; loss-limitation on more recently initiated positions; a switch to other investment channels etc. The net result was a 176.9t net outflow from gold ETFs. However, it is worth bearing in mind that the Q1 outflow represented a decline of just 7% in total gold ETF holdings over the period and that some of the ETF redemptions already taking place may have been the result of the already-established general shift to equities.[1]

As of end-March, total ETF gold holdings accounted for just 1% of the entire 175,000t above-ground stock of gold. The outflow from ETFs in the first quarter, while sizable and significant in its impact on the overall demand figures, represents an equally small proportion of the overall stock of gold held by private investors. The majority of these stocks have been built up over many years by investors focused on gold's long-term fundamental investment characteristics, who continue to hold these positions for the same underlying reasons. This would also apply to some of the investors selling their ETF positions during the quarter; a proliferation of reports over recent weeks note a shift from ETFs into allocated metal accounts, which suggests that a proportion of these investors maintain their positive view on gold but prefer to express this in a different way.

Chart 3: ETF gold holdings in tonnes by region to end Q1'13



Tonnes
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Q1'13
North America
Europe
Other

- Outflows of 176.9t during the first quarter represented a 7% decline in ETF holdings.
- ETF gold holdings account for just 1% of the total above-ground stock of gold.

Note: Gold holdings are as reported by the ETF/ETC issuers. Where data is unavailable, holdings have been calculated using reported AUM numbers.
Source: Bloomberg, Respective ETF/ETC providers, Thomson Reuters Datastream, World Gold Council

1 World Gold Council, *Gold Investor, Volume 2, Gold in the Great Rotation*, April 2013.

04_05

Global gold market—first quarter 2013 review Jewellery The fourth quarter recovery in the jewellery sector continued into the first quarter of this year. Global jewellery demand of 551t was worth a record US$28.9bn, surpassing the previous quarter’s record. Demand responded to a softening in the gold price and signs of economic recovery in a number of markets. India and China, the two major markets accounting for a combined 62% of global jewellery demand, generated year-on-year growth of 15% and 19% respectively. In China, gold jewellery demand surged to a record quarterly value of RMB60.3bn. Traditional Chinese New Year- related gold buying and gifting in January was augmented by a rebound in sentiment regarding the strength of the domestic economy. The change of the country’s leadership in the fourth quarter had also generated considerable caution among domestic consumers and the removal of this uncertainty further stimulated festive buying. The main thrust of demand centred on 24-carat jewellery, although demand for K-gold (18k) saw solid growth. First quarter Indian gold jewellery demand in value terms was worth Rs453.3bn—just 1% below the Q4 2012 record. The year-on-year improvement in tonnage is somewhat flattered by a relatively weak Q1 2012, but nonetheless the latest Q1 figure was 10% above the five-year quarterly average (145.0t). Demand growth was largely driven by rural households, whose incomes benefitted from a good late harvest. Furthermore, a 4% decline in the local gold price over the course of the quarter was well-timed to motivate jewellery purchases in preparation for the April wedding season. The US jewellery market appeared to reach an inflection point as Q1 jewellery demand posted its first year-on-year increase in more than seven years. Further positive signs of recovery in the US economy, coinciding with a correction in the gold price over the course of the quarter, created a positive environment for jewellery consumers. Within the heavily price- focused mass market, discount retailers re-introduced their offerings of gold pieces at key price points in recognition of solid underlying demand. Anecdotally, US consumers appear increasingly to be viewing gold jewellery through a quasi investment lens, with a focus on ‘heirloom’ pieces that can be gifted and passed on. The positive conditions of the US market were not replicated in other Western markets; Italy and the UK experienced a markedly different quarter. Demand in both markets contracted (by -12% and -7% respectively) to new lows due to difficult economic conditions and a continued shift both to lower carat gold jewellery and to silver and non-precious pieces. Russian jewellery demand of 17.3t was exactly in line with its five-year quarterly average. The numbers reflect a healthy appetite for gold among Russia’s growing middle class and increasing jewellery offerings designed to appeal to the younger generation, although a notable slowing of domestic economic growth may curb growth in the sector over the year ahead.

Jewellery demand across the Middle Eastern markets experienced a revival in the first quarter. Egyptian demand rallied 34% year-on-year, as the recent 'normalisation' towards pre-Arab spring levels continued. Growth in the UAE largely represented purchases of 22-carat gold among expat Indian consumers, while improvements in other markets across the region were predominantly indicative of a positive response to the declining gold price.

Growth in jewellery demand in Turkey was price-driven. Demand of 16.5t, equivalent to TL1.5bn in value, was concentrated in February, coinciding with a notable dip in the local gold price, after a quiet January in which consumers had been waiting for a good buying opportunity.

The smaller Asian markets, for the most part, displayed less of an appetite for gold jewellery. Indonesia was the exception as consumers bought into the price dip, expecting higher prices to return. In Japan, yen weakness pushed the local gold price to a record and made imported gold prohibitively expensive for the mass market. However, top-end consumers were relatively unaffected and demand in this segment was more stable. Demand contracted across the rest of the region, reflecting: weak consumer sentiment in South Korea; a shift to retail investment products in Thailand; lower disposable incomes and a shift to lower carat in Vietnam, where government controls also stifled imports.

Chart 4: Global jewellery demand by region (Q1'12, Q1'13, 5-year average, tonnes)


Tonnes
600
500
400
300
200
100
0
490.8
82.5
25.1
57.5
17.7
6.2
163.5
138.3
Other 37%
Europe 1%
India/ Greater China 61%
551.0
83.6
24.5
64.9
18.8
5.6
194.1
159.5
Other 35%
Europe 1%
India/ Greater China 64%
500.5
87.2
24.5
75.9
34.5
15.8
117.6
145.0
Other 44%
Europe 3%
India/ Greater China 52%
Q1'12
Q1'13
5-year average
India
Greater China
Europe ex CIS
US
Middle East/Turkey
Far East
Rest of World

- A revival in consumer demand created strong growth in the jewellery sector.
- Q1 demand was 10% above its five-year quarterly average.

Note: Rest of World includes Russia and 'Other' countries.

Source: Thomson Reuters GFMS, World Gold Council

06_07

Investment

The year-on-year decline in investment was solely attributable to the net outflows from ETFs, which obscured the strong rise in investment for gold bars and coins at the retail level. Total investment, inclusive of OTC investment and stock flows (which captures investment demand from the less transparent institutional elements of the market as well as being a statistical residual), was unchanged from Q1 2012.

Demand for gold bars and coins surged during the first quarter, with the strongest growth seen in the coin segment. India, China and the US together generated much of the increase; these three markets combined accounted for 60% of the total. Demand for bars and coins was well above its five-year quarterly average.

A well-documented decline in gold ETF holdings among a group of more speculative investors resulted in a sizable quarterly net outflow from that sector, which outweighed the growth in bar and coin demand. The ETF sales reversed around two-thirds of 2012 ETF demand, accounting for around 7% of the total AUM of gold ETFs. Positive OTC investment and stock flows of 120t soaked up some of the ETF outflows as investors apparently shifted their positions into allocated metal accounts. This element of demand also reflected strong bargain hunting among investors as well as advanced purchases of bullion from jewellery traders and retailers, both of which were drawn out as the price declined.

China posted a new record for quarterly investment in gold bars and coins as positive seasonal factors worked in tandem with gold's enduring investment appeal. Demand grew to 109.5t, compared with a five-year quarterly average of 43.8t. Chinese New Year festivities fuelled buying in January, but demand was supported throughout the rest of the quarter as Chinese investors, discouraged by the weak domestic stock market, increasingly relied on gold to fulfil their investment needs. The announcement in February of impending controls to be placed on the property market further emphasise gold's investment properties going forward.

Within the Greater China region, Hong Kong and Taiwan contributed to the increase in global bar and coin demand, with strong interest in the Taiwanese Gold passbook accounts[2] driving growth in that market.

Chart 5: Investment demand by category in tonnes


Tonnes
400
300
200
100
0
-100
-200
Physical bar demand
Official coin
Medals/imitation coin
ETFs and similar products

- Diverse drivers of investment demand were in evidence during the first quarter; the volume of demand for small bars and coins was more than that of ETF outflows.

Source: Thomson Reuters GFMS, World Gold Council

2 Gold passbook accounts allow investors in Taiwan to buy gold in small denominations and deposit the equivalent funds into the account.

Gold Demand Trends | First quarter 2013

Investment demand in India was up 52% on year-earlier levels. Again, the comparison is being made against a fairly weak Q1 2012 (a period of market disruption due to currency volatility and the introduction of import duties on gold), but the quarter also compares favourably with the 71.2t five-year quarterly average. Gold bars and coins continued to attract solid interest among Indian investors. An increase in import duties in January (from 4% to 6%) failed to take the wind out of the market's sails; the Indian market was well prepared and stock-building during Q4 ensured a decent level of trade inventories heading into the first quarter. These stocks were depleted following the tax rise in late January as demand gathered pace with investors making the most of the decline in the local gold price during February.

US investment in bars and coins jumped in the first quarter, after slowing notably during 2012. As the gold price corrected lower from its Q4 peak, investors seized the opportunity to add to their holdings, generating healthy demand for gold coins in particular. The US mint reported substantial sales of American Eagle coins in nearly all denominations (half ounce coins were the exception in comparison with a very strong Q1 2012).

European investment slowed notably, slipping to the lower bound of its five-year range. The emphasis across the region was on a drop in gross buying rather than there being any evidence of substantial profit-taking. A lack of fresh impetus to drive investment growth reflected something of a hiatus in the European sovereign debt crisis story.

A surge in investment bumped Thailand to the third largest market for gold bars and coins in Q1. Thailand was alone among the other east Asian markets in seeing higher levels of investment demand. Decent gross investment in Japan was outweighed by hefty selling-back, primarily among the older generation who were tempted to take profits on their long-held investments at record local prices. Vietnamese investors struggled to gain access to gold as state restrictions pushed premiums prohibitively high and subdued inflation reduced a key incentive among Vietnamese investors.

Investment across the Middle East was little changed as investors were pulled in different directions; some took advantage of lower prices, while others waited for a deeper correction before adding to their holdings.

In Turkey, investment demand was below year-earlier levels, largely due to softer demand for gold coins. The weaker number reflected a hesitancy among Turkish consumers as the dip in gold prices during February undermined price expectations. Many chose to postpone their purchases until the price rebounded; this occurred in March and investors duly stepped up their demand.

Chart 6: Global bar and coin demand by region (Q1'12, Q1'13, 5-year average, tonnes)



Tonnes
400
350
300
250
200
150
100
50
0
342.5
28.3
55.1
23.1
14.1
65.9
92.2
63.8
Other 35%
Europe 19%
India/ Greater China 46%
377.7
29.7
52.3
18.8
20.1
47.5
112.3
97.0
Other 32%
Europe 13%
India/ Greater China 55%
281.3
22.7
27.2
19.7
22.1
74.1
44.3
71.2
Other 33%
Europe 26%
India/ Greater China 41%
Q1'12
Q1'13
5-year average
India
Greater China
Europe ex CIS
US
Middle East/Turkey
Far East
Rest of World

- Lower prices helped drive demand for gold bars and coins in a number of markets, most notably India, China and the US.
- Demand was very strong on a historical basis, 34% above its five-year average.

Note: Rest of World includes the 'Other' countries.

Source: Thomson Reuters GFMS, World Gold Council

08_09

Technology

In the first quarter of 2013, demand for gold in the technology sector declined by 4% year-on-year to 102.0t. In value terms, demand was 7% lower at US$5.4bn. The sector was again hindered by weak consumer sentiment as the lack of recovery in Europe dampened consumer spending on new electrical and electronic products.

Demand for gold used in electronics totalled 71.6t – a 3% year-on-year decline, although on a quarterly basis demand rose by 7%. Semiconductor fabrication was buffeted by economic headwinds and the consequent impact on consumer sentiment in key markets. However, this area of electronics is expected to grow given its usual positive correlation with global GDP growth, which is expected to normalise after slowing for two consecutive years. Rapid expansion of the tablet and smart phone markets are of particular benefit, while other areas of growth within the semiconductor segment are also worthy of note. In particular, micro electro-mechanical system (MEMS) pressure sensors, used for control and monitoring purposes in a myriad of applications, have seen their market share pick up significantly. Used widely in the automotive and fast-growing telephone handset space, this market is projected to reach US$1.7bn this year from US$1.5bn in 2012.[3] Not all areas are buoyant however, as the output of personal computers (PCs) continues to decline.

The continued contraction of gold's share of the gold bonding wire market also contributed substantially to the decline in electronics demand. Estimates suggest that non-precious wires are now approaching 25% of the bonding wire market, with further attrition expected in coming years as copper and, more recently, aluminium and silver alloy-based wires are introduced to semi-conductors used in more advanced technologies, which were previously the domain of gold.

Other industrial and decorative (OID) demand for gold recorded its sixth consecutive year-on-year decline, down 2% to 21.5t. A fragile economic environment in key markets suppressed demand for plating salts across East Asia. Rising demand for plated costume jewellery in India was balanced by a decline in *jari* thread, leaving demand in that market virtually unchanged. Italy was the one bright spot as healthy demand for plated luxury accessories accounted for the modest rise there, marking the start of a recovery in electro-forming.

The long term declining trend in dental demand for gold showed no sign of abating in Q1; demand fell 12% to 8.8t. Much of the long run decline can be attributed to cost, with consumers switching to cheaper base metal alternatives. Improving techniques in the production of cosmetically-appealing ceramics has resulted in falling costs in that segment, which explains the rapid attrition of gold. Losses were seen in almost all markets, with sizable declines in US, Japanese, and European demand accounting for much of the fall.

Chart 7: Technology demand by category in tonnes


Tonnes
140
120
100
80
60
40
20
0
Q1'10
Q3'10
Q1'11
Q3'11
Q1'12
Q3'12
Q1'13
Electronics
Other industrial
Dentistry

- Technology demand has been broadly stable around 100 tonnes over the last six quarters.
- Dental demand continued to lose ground and bonding wire losses were noted in the electronics space.

Source: Thomson Reuters GFMS, World Gold Council

Available on the App Store

Download our research app for investors.

3 Source: iSuppli.

Gold Demand Trends | First quarter 2013

Central banks

Central banks added 109.2t of gold to their reserves in Q1 2013, the ninth consecutive quarter of net purchases. The sector accounted for 11% of demand in the first quarter, worth US$5.7bn in value terms. The level of purchasing was 5% lower than year-earlier levels, but remained within the broad parameters of quarterly demand – between 70 and 160t – from the sector over the last two years.

The steady level of buying confirmed that central banks and institutions continue to favour gold's diversification benefits, as they reduce their portfolio allocations to US dollars and euro. This shift, and an analysis of the role that gold can play as a portfolio diversifier, is discussed in a recent World Gold Council research paper, *Central bank diversification strategies: Rebalancing from the dollar and euro*.

Again during the first quarter, the central banks adding to their gold reserves were distributed widely around the globe, with volumes concentrated in emerging markets.

Among the regular participants, Russia maintained as its well-documented programme of buying domestically produced gold, increasing its reserves by around 24t. Elsewhere, Ukraine and Kazakhstan continued to make modest incremental additions to reserves.

Towards the end of the quarter, the Bank of Korea reported that it had added another 20t to its gold holdings during the month of February. The increase takes the bank's total gold reserves to over 104t, placing it 34th in the world rankings table.

Azerbaijan joined the ranks of countries whose central banks have increased their gold reserves. The central bank reported that it had purchased 3.0t during the quarter, via the state-owned Oil Fund, SOFAZ. SOFAZ, which is permitted to hold up to 5%[4] of its portfolio in gold, has reported that it now owns around 18t.

Indonesia was another newcomer to the group of central banks expanding their gold reserves. Bank Indonesia reported an addition of almost 3t of gold, as a result of two small purchases in December and January. This is the first time the Indonesian central bank has altered its gold holdings since making two significant sales totalling 23t in the second half of 2006.

Sales of gold by the signatories to the Central Bank Gold Agreement (CBGA) were non-existent during the first quarter of the year. Cumulative sales under the third agreement are currently running at just under 200t, a fraction of the 1,600t that would have been permissible to date under the terms of the agreement. Disposals by non-CBGA signatories were also notable by their absence in the first quarter, with Mexico reporting a series of very marginal declines relating to trading activity.

Table 2: Top 40 reported official gold holdings (as at March 2013)

		Tonnes	% of reserves			Tonnes	% of reserves
1	United States	8,133.5	76%	21	Austria	280.0	55%
2	Germany	3,391.3	72%	22	Belgium	227.4	40%
3	IMF	2,814.0	-	23	Philippines	192.7	12%
4	Italy	2,451.8	72%	24	Algeria	173.6	4%
5	France	2,435.4	70%	25	Thailand	152.4	4%
6	China	1,054.1	2%	26	Singapore	127.4	2%
7	Switzerland	1,040.1	10%	27	Sweden	125.7	10%
8	Russia	981.6	10%	28	South Africa	125.1	13%
9	Japan	765.2	3%	29	Mexico	124.2	4%
10	Netherlands	612.5	59%	30	Kazakhstan	122.9	22%
11	India	557.7	10%	31	Libya	116.6	5%
12	ECB	502.1	33%	32	BIS	116.0	-
13	Taiwan	423.6	5%	33	Greece	112.0	82%
14	Turkey	408.9	17%	34	Korea	104.4	2%
15	Portugal	382.5	90%	35	Romania	103.7	11%
16	Venezuela	365.8	65%	36	Poland	102.9	5%
17	Saudi Arabia	322.9	2%	37	Australia	79.9	9%
18	United Kingdom	310.3	15%	38	Kuwait	79.0	11%
19	Lebanon	286.8	28%	39	Indonesia	75.9	4%
20	Spain	281.6	29%	40	Egypt	75.6	28%

For information on the methodology behind this data, as well as footnotes for specific countries, please see our table of Latest World Official Gold Reserves, at http://www.gold.org/government_affairs/gold_reserves/

Source: IMF, World Gold Council

4 State Oil Fund of the Republic of Azerbaijan Investment Policy at http://www.oilfund.az/en_US/asset_management/investisiya_qaydalari.asp

10_11

Supply

At 1,051.6t, total gold supply was little changed in the first quarter. A modest year-on-year increase in Q1 mine production was countered by a decline of a similar magnitude in the supply of recycled gold with the net result that total supply grew by 1%.

Mine production in Q1 2013 generated 688.0t of supply, 4% more than Q1 2012. Mine production continues to hold within the gently rising uptrend of the last four years; first quarter production was 2% above the five-year quarterly average of 671.9t.

A wide range of countries witnessed year-on-year increases in mine production, with the most notable year-on-year contribution coming from the Dominican Republic where Barrick's Pueblo Viejo mine entered production in 2012. China also featured among the top contributors to mine production growth, with additional supply coming primarily from small- to mid-sized companies. Elsewhere, a number of mines contributed to growth in Canada and Brazil, while Goldcorp's Penasquito in Mexico continued to ramp up production.

On the other side of the equation, supply in Peru, Ghana and South Africa was lower year-on-year by between 2-3t each.

Gross de-hedging by producers slightly outweighed fresh hedging during the quarter, generating a net 3.0t of de-hedging. Activity on both sides remains very muted, partly reflecting the small size of the outstanding global hedge book, which stood at around 120t at end-March. A 12-tonne hedge by Petropalovsk during the quarter was outweighed by deliveries into contracts by a number of other miners.

The bias towards trivial levels of net de-hedging is expected to continue over the coming quarters as producers continue to show little appetite for fresh hedging beyond modest project finance-related hedging.

The supply of recycled gold fell by 4% to 366.6t, the fourth consecutive year-on-year drop in this segment of supply. The reason for the decline was not primarily price-related, but instead a function of economic factors or continued shrinkage in the available supply of gold. Recycling in European markets contracted sharply, mostly as near-market supplies of old gold virtually dried up. This contrasted with a surge of supply in Japan, where the record local price encouraged profit-taking, particularly among the older generation. Elsewhere, recycling supply declined across a number of markets in South East Asia and the Middle East.

Chart 8: Quarterly supply in tonnes


Tonnes
1,400
1,200
1,000
800
600
400
200
0
-200
Q1'10
Q3'10
Q1'11
Q3'11
Q1'12
Q3'12
Q1'13
Mine production
Net producer hedging
Recycled gold

- Recycling activity contracted by 4% – its fourth consecutive year-on-year decline.
- Total supply was little changed, 1% higher year-on-year.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | First quarter 2013

Gold demand statistics

Table 3: Gold demand (tonnes)

	2011	2012	Q2'11	Q3'11	Q4'11	Q1'12	Q2'12	Q3'12	Q4'12	Q1'13[1]	Q1'13 vs Q1'12 % chg	4-quarter % chg[2]	Share of total %
Jewellery	1,975.1	1,895.4	491.0	457.0	472.5	490.8	420.8	462.1	521.7	551.0	12	2	57
Technology	451.7	407.5	118.2	115.2	103.4	105.8	103.3	102.1	96.2	102.0	-4	-9	11
Electronics	319.9	284.5	84.1	82.7	72.7	73.8	71.4	72.3	67.0	71.6	-3	-10	7
Other industrial	88.9	84.4	23.2	22.1	20.3	22.0	22.1	20.5	19.9	21.5	-2	-4	2
Dentistry	42.9	38.6	10.8	10.5	10.4	10.0	9.8	9.3	9.4	8.8	-12	-11	1
Investment	1,698.5	1,525.8	389.9	507.1	461.6	395.8	284.1	422.0	423.9	200.8	-49	-24	21
Total bar and coin demand	1,513.4	1,246.7	335.8	419.8	357.2	342.5	284.1	284.2	335.8	377.7	10	-12	39
Physical bar demand	1,180.4	935.8	260.6	325.3	280.4	263.2	209.9	210.5	252.1	284.4	8	-15	30
Official coin	245.2	197.5	50.2	74.5	58.7	52.8	51.4	43.9	49.4	62.6	18	-12	6
Medals/imitation coin	87.8	113.4	25.0	20.0	18.1	26.5	22.8	29.7	34.3	30.8	16	31	3
ETFs and similar products[3]	185.1	279.0	54.1	87.4	104.4	53.2	0.0	137.8	88.1	-176.9	-	-84	-
Central bank net purchases	456.8	533.2	66.2	140.8	112.8	115.2	161.4	110.2	146.4	109.2	-5	21	11
Gold demand	4,582.1	4,361.9	1,065.4	1,220.2	1,150.2	1,107.5	969.7	1,096.4	1,188.2	963.0	-13	-7	100
London PM fix (US$/oz)	1,571.5	1,669.0	1,506.1	1,702.1	1,688.0	1,690.6	1,609.5	1,652.0	1,721.8	1,631.8	-3	0	

1 Provisional.
2 Percentage change, 12 months ended March 2013 vs 12 months ended March 2012.
3 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.

Source: Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council

Table 4: Gold demand (US$mn)

	2011	2012	Q2'11	Q3'11	Q4'11	Q1'12	Q2'12	Q3'12	Q4'12	Q1'13[1]	Q1'13 vs Q1'12 % chg	4-quarter % chg[2]
Jewellery	99,794	101,708	23,777	25,007	25,641	26,677	21,775	24,543	28,882	28,907	8	3
Technology	22,823	21,865	5,722	6,306	5,611	5,752	5,348	5,423	5,325	5,351	-7	-8
Electronics	16,164	15,266	4,075	4,523	3,946	4,010	3,696	3,841	3,708	3,759	-6	-9
Other industrial	4,493	4,530	1,125	1,207	1,103	1,196	1,142	1,087	1,100	1,130	-6	-4
Dentistry	2,166	2,069	523	576	563	546	509	495	518	462	-15	-10
Investment	85,816	81,871	18,881	27,752	25,050	21,511	14,702	22,411	23,468	10,533	-51	-24
Total bar and coin demand	76,466	66,898	16,260	22,972	19,384	18,619	14,703	15,095	18,591	19,814	6	-12
Physical bar demand	59,642	50,212	12,618	17,801	15,220	14,307	10,862	11,183	13,955	14,918	4	-15
Official coin	12,388	10,600	2,429	4,076	3,184	2,870	2,661	2,333	2,735	3,282	14	-12
Medals/imitation coin	4,436	6,086	1,212	1,094	980	1,442	1,180	1,579	1,901	1,614	12	33
ETFs and similar products[3]	9,350	14,973	2,621	4,780	5,666	2,892	-1	7,317	4,877	-9,281	-	-82
Central bank net purchases	23,081	28,609	3,207	7,708	6,121	6,259	8,353	5,855	8,102	5,730	-8	20
Gold demand	231,513	234,053	51,588	66,773	62,423	60,199	50,178	58,232	65,777	50,521	-16	-7

1 Provisional.
2 Percentage change, 12 months ended March 2013 vs 12 months ended March 2012.
3 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.

Source: Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council

12_13

Table 5: Total investment demand (tonnes except where specified)

	2011	2012	Q2'11	Q3'11	Q4'11	Q1'12	Q2'12	Q3'12	Q4'12	Q1'13[1]	Q1'13 vs Q1'12 % chg	4-quarter % chg[2]
Investment	1,698.5	1,525.8	389.9	507.1	461.6	395.8	284.1	422.0	423.9	200.8	-49	-24
Total bar and coin demand	1,513.4	1,246.7	335.8	419.8	357.2	342.5	284.1	284.2	335.8	377.7	10	-12
Physical bar demand	1,180.4	935.8	260.6	325.3	280.4	263.2	209.9	210.5	252.1	284.4	8	-15
Official coin	245.2	197.5	50.2	74.5	58.7	52.8	51.4	43.9	49.4	62.6	18	-12
Medals/imitation coin	87.8	113.4	25.0	20.0	18.1	26.5	22.8	29.7	34.3	30.8	16	31
ETFs and similar products[3]	185.1	279.0	54.1	87.4	104.4	53.2	0.0	137.8	88.1	-176.9	-	-84
OTC investment and stock flows[4]	-83.8	45.8	58.7	-29.3	21.9	-75.0	114.1	56.5	-49.8	119.6	-	-
Total investment	1,614.7	1,571.6	448.6	477.9	483.5	320.8	398.2	478.5	374.1	320.4	0	-9
Total investment US$mn	81,582	84,329	21,721	26,151	26,241	17,436	20,605	25,413	20,711	16,809	-4	-9

1 Provisional.
2 Percentage change, 12 months ended March 2013 vs 12 months ended March 2012.
3 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.
4 For an explanation of OTC investment and stock flows, please see the *Notes and definitions*.

Source: Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council

Table 6: Quarterly average price

	2011	2012	Q1'12	Q2'12	Q3'12	Q4'12	Q1'13	Q1'13 vs Q1'12 % chg
US$/oz	1,571.5	1,669.0	1,690.6	1,609.5	1,652.0	1,721.8	1,631.8	-3
€/oz	1,129.9	1,298.7	1,289.3	1,254.7	1,320.2	1,328.8	1,235.6	-4
£/oz	980.8	1,053.0	1,075.8	1,016.6	1,045.3	1,072.6	1,051.6	-2
CHF/kg	44,649.6	50,323.7	50,061.8	48,464.7	51,088.5	51,603.7	48,792.5	-3
¥/g	4,015.8	4,278.2	4,312.8	4,144.4	4,174.8	4,478.6	4,834.7	12
Rs/10g	23,624.1	28,639.4	27,287.8	28,004.8	29,302.1	29,964.7	28,420.8	4
RMB/g	326.3	338.5	343.0	327.6	337.3	345.7	326.5	-5
TL/g	85.4	96.6	97.6	93.5	95.8	99.3	93.6	-4

Source: Thomson Reuters Datastream, World Gold Council

Gold Demand Trends | First quarter 2013

Table 7: Gold supply and demand World Gold Council presentation

	2011	2012	Q2'11	Q3'11	Q4'11	Q1'12	Q2'12	Q3'12	Q4'12	Q1'13[1]	Q1'13 vs Q1'12 % chg	4-quarter % chg[2]
Supply												
Mine production	2,838.1	2,856.8	710.8	741.9	724.9	663.0	705.2	743.3	745.3	688.0	4	1
Net producer hedging	10.8	-39.8	14.3	3.7	-15.2	-1.3	-8.0	1.3	-31.8	-3.0	-	-
Total mine supply	2,848.9	2,817.0	725.1	745.6	709.7	661.7	697.2	744.6	713.5	685.0	4	0
Recycled gold	1,649.4	1,590.7	407.9	460.5	422.3	382.8	389.0	433.3	385.6	366.6	-4	-6
Total supply	4,498.3	4,407.7	1,133.0	1,206.1	1,132.0	1,044.5	1,086.2	1,177.9	1,099.1	1,051.6	1	-2
Demand												
Fabrication												
Jewellery[3]	1,975.1	1,895.4	500.0	472.2	432.3	502.7	423.2	487.1	482.4	520.0	3	0
Technology	451.7	407.5	118.2	115.2	103.4	105.8	103.3	102.1	96.2	102.0	-4	-9
Sub-total above fabrication	2,426.8	2,302.9	618.2	587.4	535.7	608.5	526.6	589.2	578.6	622.0	2	-1
Total bar and coin demand	1,513.4	1,246.7	335.8	419.8	357.2	342.5	284.1	284.2	335.8	377.7	10	-12
ETFs and similar	185.1	279.0	54.1	87.4	104.4	53.2	0.0	137.8	88.1	-176.9	-	-84
Central bank net purchases[4]	456.8	533.2	66.2	140.8	112.8	115.2	161.4	110.2	146.4	109.2	-5	21
Gold demand	4,582.1	4,361.9	1,074.3	1,235.4	1,110.1	1,119.4	972.1	1,121.4	1,148.9	932.0	-17	-8
OTC investment and stock flows[5]	-83.8	45.8	58.7	-29.3	21.9	-75.0	114.1	56.5	-49.8	119.6	-	-
Total demand	4,498.3	4,407.7	1,133.0	1,206.1	1,132.0	1,044.5	1,086.2	1,177.9	1,099.1	1,051.6	1	-2
London PM fix (US$/oz)	1,571.5	1,669.0	1,506.1	1,702.1	1,688.0	1,690.6	1,609.5	1,652.0	1,721.8	1,631.8	-3	0

1 Provisional.
2 Percentage change, 12 months ended March 2013 vs 12 months ended March 2012.
3 Jewellery fabrication. The quarterly data differ from those for jewellery consumption shown in Table 2. Fabrication is the first transformation of gold bullion into a semi-finished or finished product. Jewellery consumption is equal to fabrication plus/minus jewellery imports/exports plus/minus stocking/de-stocking by distributors and manufacturers. On an annual basis, the consumption and fabrication data series will reconcile.
4 Excluding any delta hedging of central bank options.
5 This includes institutional investment (other than ETFs and similar), stock movements and other elements as well as any residual error.

Source: Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council. Data in the table are consistent with those published by Thomson Reuters GFMS in their Gold Survey but adapted to the World Gold Council's presentation.

Table 8: Indian supply estimates

Figures in tonnes	Q1'12	Q2'12	Q3'12	Q4'12	Q1'13[1]	2012
Supply						
Net imports, available for domestic consumption	228	153	223	255	215	860
Domestic supply from recycled gold	25	30	34	28	21	117
Domestic supply from other sources[2]	3	2	2	3	2	10
Equals total supply[3]	256	185	260	286	238	987

1 Provisional.
2 Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.
3 This supply can be consumed across the three sectors – jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.

Source: Thomson Reuters GFMS, World Gold Council

14_15

Table 9: Consumer demand in selected countries: Q1'13 (tonnes)

	Q1'12			Q1'13*			Q1'13* vs Q1'12, % change		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	138.3	63.8	202.1	159.5	97.0	256.5	15	52	27
Greater China	163.5	92.2	255.7	194.1	112.3	306.4	19	22	20
China	155.1	90.1	245.2	184.8	109.5	294.3	19	22	20
Hong Kong	6.4	0.5	6.9	7.1	0.6	7.7	11	10	11
Taiwan	2.0	1.6	3.6	2.2	2.2	4.4	10	38	22
Japan	4.1	-3.4	0.7	4.0	-4.3	-0.3	-2	-	-
Indonesia	10.6	8.9	19.5	11.2	5.8	17.0	5	-35	-13
South Korea	3.8	0.9	4.7	3.4	0.7	4.1	-11	-22	-13
Thailand	1.7	31.3	33.0	1.6	35.9	37.5	-6	15	14
Vietnam	5.0	17.4	22.4	4.4	14.2	18.6	-12	-18	-17
Middle East	42.1	7.8	49.8	48.4	7.7	56.1	15	-1	13
Saudi Arabia	11.4	3.8	15.2	12.0	4.0	16.0	5	5	5
Egypt	9.4	0.5	9.8	12.6	0.5	13.0	34	4	33
UAE	16.8	2.7	19.5	19.4	2.5	21.9	15	-9	12
Other Gulf	4.5	0.8	5.3	4.5	0.8	5.3	1	-5	0
Turkey	15.4	15.3	30.7	16.5	11.1	27.6	7	-27	-10
Russia	16.7	-	16.7	17.3	-	17.3	4	-	4
USA	17.7	14.1	31.8	18.8	20.1	38.9	6	43	22
Europe ex CIS	6.2	65.9	72.2	5.6	47.5	53.1	-10	-28	-26
Italy	3.4	-	3.4	3.0	-	3.0	-12	-	-12
UK	2.9	-	2.9	2.7	-	2.7	-7	-	-7
France	-	0.8	0.8	-	0.3	0.3	-	-64	-64
Germany	-	21.3	21.3	-	18.7	18.7	-	-12	-12
Switzerland	-	26.7	26.7	-	14.2	14.2	-	-47	-47
Other Europe	-	17.1	17.1	-	14.3	14.3	-	-16	-16
Total above	425.0	314.2	739.2	484.7	348.0	832.7	14	11	13
Other	65.8	28.3	94.1	66.3	29.7	96.0	1	5	2
World total	490.8	342.5	833.3	551.0	377.7	928.7	12	10	11

*Provisional.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | First quarter 2013

Table 10: Consumer demand in selected countries: Q1 2013 (value, US$mn)

	Q1'12			Q1'13*			Q1'13* vs Q1'12, % change		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	7,517	3,468	10,985	8,368	5,089	13,457	11	47	23
Greater China	8,887	5,011	13,899	10,184	5,889	16,073	15	18	16
China	8,430	4,897	13,327	9,695	5,745	15,440	15	17	16
Hong Kong	348	27	375	372	29	401	7	6	7
Taiwan	109	87	196	116	115	232	7	33	18
Japan	223	-185	38	211	-226	-15	-5	-	-
Indonesia	576	484	1,060	585	304	889	2	-37	-16
South Korea	204	49	253	176	37	212	-14	-25	-16
Thailand	91	1,704	1,794	82	1,886	1,968	-9	11	10
Vietnam	269	946	1,215	229	745	974	-15	-21	-20
Middle East	2,286	422	2,708	2,541	404	2,945	11	-4	9
Saudi Arabia	622	207	828	629	210	839	1	2	1
Egypt	508	25	533	658	25	684	30	1	28
UAE	913	147	1,060	1,018	129	1,146	11	-12	8
Other Gulf	242	44	287	236	40	276	-3	-9	-4
Turkey	837	831	1,668	866	582	1,448	3	-30	-13
Russia	908	-	908	907	-	907	0	-	0
USA	964	767	1,730	986	1,054	2,041	2	38	18
Europe ex CIS	339	3,583	3,922	295	2,492	2,787	-13	-30	-29
Italy	182	-	182	155	-	155	-15	-	-15
UK	157	-	157	141	-	141	-10	-	-10
France	-	45	45	-	16	16	-	-65	-65
Germany	-	1,158	1,158	-	981	981	-	-15	-15
Switzerland	-	1,451	1,451	-	745	745	-	-49	-49
Other Europe	-	929	929	-	750	750	-	-19	-19
Total above	23,100	17,080	40,180	25,430	18,256	43,687	10	7	9
Other	3,576	1,539	5,115	3,477	1,557	5,034	-3	1	-2
World total	26,677	18,619	45,295	28,907	19,814	48,721	8	6	8

*Provisional.

Source: Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council

16_17

Table 11: Consumer demand in selected countries: four-quarter totals (tonnes)

	12 months ended Q1'12			12 months ended Q1'13*			Year on Year % change		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	558.1	328.8	886.9	573.2	345.4	918.6	3	5	4
Greater China	558.9	274.9	833.8	582.5	277.3	859.9	4	1	3
China	525.1	267.4	792.5	548.5	268.7	817.2	4	0	3
Hong Kong	26.9	1.9	28.7	27.0	2.0	29.0	0	10	1
Taiwan	7.0	5.7	12.6	7.1	6.6	13.7	2	17	8
Japan	16.6	-44.6	-28.0	17.4	-11.0	6.4	5	-	-
Indonesia	30.8	28.4	59.2	31.4	19.0	50.4	2	-33	-15
South Korea	11.3	2.9	14.1	9.0	2.5	11.5	-21	-12	-19
Thailand	3.5	105.7	109.2	2.9	82.7	85.6	-17	-22	-22
Vietnam	12.4	91.0	103.4	10.8	62.2	73.0	-13	-32	-29
Middle East	159.4	33.5	193.0	159.8	30.5	190.4	0	-9	-1
Saudi Arabia	53.4	17.5	70.9	47.7	16.5	64.2	-11	-6	-10
Egypt	34.7	2.2	36.9	42.9	2.1	44.9	24	-6	22
UAE	53.1	10.8	63.9	52.4	9.3	61.7	-1	-14	-3
Other Gulf	18.2	3.0	21.3	16.9	2.7	19.6	-7	-11	-8
Turkey	66.5	70.9	137.4	62.6	43.8	106.4	-6	-38	-23
Russia	66.4	-	66.4	70.2	-	70.2	6	-	6
USA	113.7	77.1	190.8	109.5	59.4	168.9	-4	-23	-11
Europe ex CIS	49.3	357.2	406.5	43.0	257.6	300.6	-13	-28	-26
Italy	27.0	-	27.0	21.9	-	21.9	-19	-	-19
UK	22.3	-	22.3	21.1	-	21.1	-5	-	-5
France	-	6.9	6.9	-	2.4	2.4	-	-65	-65
Germany	-	142.9	142.9	-	107.1	107.1	-	-25	-25
Switzerland	-	114.7	114.7	-	68.0	68.0	-	-41	-41
Other Europe	-	92.7	92.7	-	80.1	80.1	-	-14	-14
Total above	1,646.9	1,325.7	2,972.6	1,672.3	1,169.4	2,841.7	2	-12	-4
Other	264.3	129.6	393.9	283.4	112.5	395.8	7	-13	0
World total	1,911.3	1,455.3	3,366.5	1,955.6	1,281.9	3,237.5	2	-12	-4

*Provisional.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | First quarter 2013

Table 12: Consumer demand in selected countries: four-quarter totals (value, US$mn)

	12 months ended Q1'12			12 months ended Q1'13*			Year on Year % change		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	29,308	17,212	46,520	30,514	18,449	48,963	4	7	5
Greater China	29,753	14,635	44,388	30,991	14,733	45,724	4	1	3
China	27,965	14,236	42,201	29,184	14,273	43,456	4	0	3
Hong Kong	1,421	98	1,519	1,432	108	1,540	1	10	1
Taiwan	367	301	668	376	352	727	2	17	9
Japan	879	-2,375	-1,496	923	-593	330	5	-	-
Indonesia	1,645	1,508	3,153	1,666	1,010	2,676	1	-33	-15
South Korea	601	150	751	474	132	606	-21	-12	-19
Thailand	186	5,650	5,835	153	4,379	4,533	-17	-22	-22
Vietnam	658	4,874	5,532	570	3,309	3,879	-13	-32	-30
Middle East	8,383	1,783	10,166	8,477	1,626	10,103	1	-9	-1
Saudi Arabia	2,791	929	3,720	2,525	879	3,404	-10	-5	-8
Egypt	1,840	118	1,957	2,282	111	2,393	24	-6	22
UAE	2,788	574	3,363	2,773	493	3,266	-1	-14	-3
Other Gulf	964	162	1,126	896	143	1,040	-7	-11	-8
Turkey	3,493	3,773	7,265	3,304	2,308	5,612	-5	-39	-23
Russia	3,522	-	3,522	3,740	-	3,740	6	-	6
USA	6,062	4,072	10,134	5,866	3,160	9,027	-3	-22	-11
Europe ex CIS	2,620	19,076	21,697	2,319	13,699	16,018	-12	-28	-26
Italy	1,432	-	1,432	1,178	-	1,178	-18	-	-18
UK	1,188	-	1,188	1,141	-	1,141	-4	-	-4
France	-	371	371	-	128	128	-	-65	-65
Germany	-	7,653	7,653	-	5,690	5,690	-	-26	-26
Switzerland	-	6,125	6,125	-	3,622	3,622	-	-41	-41
Other Europe	-	4,927	4,927	-	4,259	4,259	-	-14	-14
Total above	87,110	70,358	157,468	88,997	62,213	151,210	2	-12	-4
Other	13,992	6,876	20,867	15,110	5,990	21,100	8	-13	1
World total	101,102	77,234	178,336	104,107	68,203	172,310	3	-12	-3

*Provisional.

Source: Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council

18_19

Historical data for gold demand

Table 13: Historical data for gold demand[1]

	Tonnes						US$bn					
	Jewellery	Total bar and coin invest	ETFs and similar	Tech-nology	Central banks	Total	Jewellery	Total bar and coin invest	ETFs and similar	Tech-nology	Central banks	Total
2003	2,484	304	-	386	-620	2,594	29.0	3.6	-	4.5	-7.2	30.3
2004	2,616	355	133	419	-479	3,044	34.4	4.7	1.7	5.5	-6.3	40.0
2005	2,719	396	208	438	-663	3,098	38.9	5.7	3.0	6.3	-9.5	44.3
2006	2,300	416	260	468	-365	3,079	44.6	8.1	5.1	9.1	-7.1	59.8
2007	2,423	438	253	476	-484	3,107	54.2	9.8	5.7	10.6	-10.8	69.5
2008	2,304	872	321	461	-235	3,723	64.6	24.4	9.0	12.9	-6.6	104.4
2009	1,816	783	623	410	-34	3,598	56.8	24.5	19.5	12.8	-1.0	112.5
2010	2,020	1,208	382	465	77	4,153	79.5	47.5	15.0	18.3	3.0	163.5
2011	1,975	1,513	185	452	457	4,582	99.8	76.5	9.4	22.8	23.1	231.5
2012	1,895	1,247	279	407	533	4,362	101.7	66.9	15.0	21.9	28.6	234.1
Q1'07	566	117	36	117	-72	764	11.8	2.4	0.8	2.4	-1.5	16.0
Q2'07	666	135	-3	119	-145	773	14.3	2.9	-0.1	2.6	-3.1	16.6
Q3'07	604	112	139	117	-170	804	13.2	2.5	3.1	2.6	-3.7	17.6
Q4'07	578	65	80	111	-97	737	14.6	1.6	2.0	2.8	-2.4	18.6
Q1'08	484	101	73	122	-76	703	14.4	3.0	2.2	3.6	-2.3	20.9
Q2'08	559	149	4	124	-68	770	16.1	4.3	0.1	3.6	-1.9	22.2
Q3'08	694	283	149	119	-76	1,169	19.4	7.9	4.2	3.3	-2.1	32.7
Q4'08	567	346	95	96	-12	1,092	14.5	8.8	2.4	2.5	-0.3	27.9
Q1'09	356	147	465	88	-62	994	10.4	4.3	13.6	2.6	-1.8	29.0
Q2'09	445	210	68	102	9	834	13.2	6.2	2.0	3.0	0.3	24.7
Q3'09	492	210	42	107	10	861	15.2	6.5	1.3	3.3	0.3	26.6
Q4'09	522	211	42	113	10	897	18.5	7.5	1.5	4.0	0.4	31.7
Q1'10	528	252	6	114	58	958	18.8	9.0	0.2	4.1	2.1	34.2
Q2'10	415	304	296	116	14	1,144	16.0	11.7	11.4	4.5	0.5	44.0
Q3'10	514	310	50	120	23	1,017	20.3	12.2	2.0	4.7	0.9	40.1
Q4'10	564	342	30	116	-17	1,034	24.8	15.0	1.3	5.1	-0.8	45.5
Q1'11	555	401	-61	115	137	1,146	24.7	17.9	-2.7	5.1	6.1	51.1
Q2'11	491	336	54	118	66	1,065	23.8	16.3	2.6	5.7	3.2	51.6
Q3'11	457	420	87	115	141	1,220	25.0	23.0	4.8	6.3	7.7	66.8
Q4'11	472	357	104	103	113	1,150	25.6	19.4	5.7	5.6	6.1	62.4
Q1'12	491	343	53	106	115	1,108	26.7	18.6	2.9	5.8	6.3	60.2
Q2'12	421	284	0	103	161	970	21.8	14.7	0.0	5.3	8.4	50.2
Q3'12	462	284	138	102	110	1,096	24.5	15.1	7.3	5.4	5.9	58.2
Q4'12	522	336	88	96	146	1,188	28.9	18.6	4.9	5.3	8.1	65.8
Q1'13[2]	551	378	-177	102	109	963	28.9	19.8	-9.3	5.4	5.7	50.5

1 See footnotes to Table 3.
2 Provisional.

Source: Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | First quarter 2013

Appendix Chart 9: Gold demand in tonnes and the gold price (US$/oz) Tonnes, US$/oz 1,800

Source: Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council Source: Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council

Chart 11: Gold demand by category in tonnes and the gold price (US$/oz) Tonnes 2,000

Source: Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council Source: Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council

Chart 12: Jewellery demand in tonnes and value (US$bn)

Tonnes

Chart 13: Holdings in Exchange Traded Funds (tonnes) and the gold price (US$/oz) Source: Thomson Reuters Datastream, Thomson Reuters GFMS, www.exchangetradedgold.com, World Gold Council

Chart 15: Jewellery demand in tonnes (Q1’13 vs Q4’12) Chart 16: Jewellery demand by

Chart 17: Jewellery demand in tonnes and value (US$bn) country in US$ (Q1’13 vs Q1’12, % change) % change

Source: Thomson Reuters GFMS, World Gold Council

Chart 19: Total bar and coin demand by category in tonnes Chart 20: Total bar and coin demand in tonnes (Q1’13 and Q4’12)

Tonnes

Source: Thomson Reuters GFMS, World Gold Council

Tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 21: Total bar and coin demand in tonnes (Q1’13 and Q1’12)

Chart 24: Central bank contributions to demand in tonnes

% change Source: Thomson Reuters Datastream, World Gold Council

Chart 23: Q1’13 average gold price (% change)

Tonnes

Source: Thomson Reuters GFMS, World Gold Council

Notes and definitions All statistics (except where specified) are in weights of fine gold Not applicable or Not available Consumer demand The sum of jewellery and total bar and coin purchases for a country i.e. the amount of gold acquired directly by individuals. Dental The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys. ETFs and similar products Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, iShares Gold Bullion Fund (formerly Claymore Gold Bullion ETF), Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubishi Physical Gold ETF, CS ETF II (formerly Credit Suisse Xmtch II) and Dubai Gold Securities. Fabrication Fabrication is the first transformation of gold bullion into a semi-finished or finished product. Jewellery All newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. Excluded are: second-hand jewellery; other metals plated with gold; coins and bars used as jewellery; and purchases funded by the trading-in of existing jewellery. London PM fix Unless described otherwise, gold price values are based on the London PM fix. Mine production Formal and informal output. Net producer hedging This measures the impact in the physical market of mining companies’ gold forward sales, loans and options positions. Hedging accelerates the sale of gold, a transaction which releases gold (from existing stocks) to the market. Over time, hedging activity does not generate a net increase in the supply of gold. De-hedging, the process of closing out hedged positions, has the opposite impact and will reduce the amount of gold available to the market in any given quarter. Central bank net purchases Gross purchases less gross sales by central banks and other official institutions. Swaps and the effects of delta hedging are excluded. OTC investment and stock flows Partly a statistical residual, this data is largely reflective of demand in the opaque over-the-counter (OTC) market, with an additional contribution occasionally from changes to fabrication inventories. Physical bar demand Global investment in physical gold in bar form. Recycled gold (previously gold scrap) Gold sourced from old fabricated products which has been recovered and refined back into bars. Technology This captures all gold used in the fabrication of electronics, dental, medical, industrial, decorative and other technological applications, with electronics representing the largest component of this category. This includes gold destined for plating jewellery. Tonne 1,000 kg or 32,151 troy oz of fine gold. Total bar and coin demand This comprises individuals’ purchases of coins and bars, defined according to the standard adopted by the European Union for investment gold, but includes demand for coins and bars in both the western and non-western markets. Medallions of at least 99% purity, wires and lumps sold in small quantities are also included. In practice this includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. It excludes second-hand coins and is measured as net purchases. Total investment Represents the amalgamation of all components of investment demand, including all demand for physical bars and coins, demand for ETFs and similar products, and OTC investment and stock flows. Revisions to data All data may be subject to revision in the light of new information. Historical data Data covering a longer time period will be available on Bloomberg after initial publication of this report; alternatively, contact Thomson Reuters GFMS Ltd (+44 20 7369 7015; jadwiga.zajac@thomsonreuters.com).

Sources, copyright and disclaimers © 2013 World Gold Council. Where expressly identified as such, the gold supply and demand statistics contained in this report were compiled by Thomson Reuters GFMS. Thomson Reuters GFMS retains all rights in such statistics © 2013. All rights reserved. Save for the following, no organisation or individual is permitted to reproduce, distribute or otherwise use the statistics relating to gold supply and demand in this report without the written agreement of the copyright owners. The use of the statistics in this report is permitted for the purposes of review and commentary (including media commentary), subject to the two pre-conditions that follow. The first pre-condition is that only limited data extracts be used. The second precondition is that all use of these statistics is accompanied by a clear acknowledgement of the World Gold Council and, where appropriate, of Thomson Reuters GFMS, as their source. Brief extracts from the commentary and other World Gold Council material are permitted provided World Gold Council is cited as the source. It is not permitted to reproduce, distribute or otherwise use the whole or a substantial part of this report or the statistics contained within it. Whilst every effort has been made to ensure the accuracy of the information in this document, neither World Gold Council nor Thomson Reuters GFMS can guarantee such accuracy. Furthermore, the material contained herewith has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient or organisation. It is published solely for informational purposes. It does not purport to make any recommendations and is not to be construed as a solicitation or an offer to buy or sell gold, any gold-related products, commodities, securities or related financial instruments. No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. The World Gold Council and Thomson Reuters GFMS do not accept responsibility for any losses or damages arising directly, or indirectly, from the use of this document. This report contains forward-looking statements. The use of the words “believes,” “expects,” “may,” or “suggests,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of World Gold Council based on statistics compiled by Thomson Reuters GFMS. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved. We caution you not to place undue reliance on our forward-looking statements. Except in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements. THOMSON REUTERS

The printer is accredited to ISO14001 environmental standard. I061201305

World Gold Council 10 Old Bailey, London EC4M 7NG United Kingdom E investment@gold.org T +44 20 7826 4700 F +44 20 7826 4799 W www.gold.org Published: May 2013 Diverse drivers of investment demand were in evidence during the first quarter; the volume of demand for small bars and coins was more than that of ETF outflows. Source: Thomson Reuters GFMS, World Gold Council

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.